Exhibit 23.1

CONSENT OF INDEPENDENT REGISTERED ACCOUNTING FIRM

We consent to the incorporation by reference in Registration No. 333-83781-01 of Summit Properties Partnership, L.P. on Form S-3, of our report dated November 12, 2004, related to the statements of revenues and certain expenses for Summit Stonecrest (formerly Alta Haven Apartments), Summit South End Square (formerly Fairfield South End Square), Summit Midtown (formerly Highlands on Ponce), and Charlotte Cotton Mills Apartment Building for the year ended December 31, 2003 (which reports on the statements of revenues and certain expenses express unqualified opinions and include explanatory paragraphs referring to the purpose of the statements), appearing in this Current Report on Form 8-K of Summit Properties Partnership, L.P.

Deloitte & Touche LLP
Charlotte, North Carolina
November 12, 2004